UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 6, 2017

Bats Global Markets, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37732	46-3583191
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8050 Marshall Drive, Suite 120 Lenexa, Kansas 66214
(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (913) 815-7000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Item 8.01. Other Events.

Settlement of Certain Litigation Relating to the Merger.

On September 26, 2016, Bats Global Markets, Inc., a Delaware corporation (“Bats”) announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 25, 2016, by and among Bats, CBOE Holdings, Inc., a Delaware corporation (“CBOE Holdings”), CBOE Corporation, a Delaware corporation and wholly owned subsidiary of CBOE Holdings (“Merger Sub”), and CBOE V, LLC, a Delaware limited liability company and wholly owned subsidiary of CBOE Holdings (“Merger LLC”).  The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into Bats, with Bats surviving as a wholly owned subsidiary of CBOE Holdings (the “Merger”), and (ii) following the completion of the Merger, the surviving corporation from the Merger will merge with and into Merger LLC (the “Subsequent Merger”), with Merger LLC surviving the Subsequent Merger and continuing as a wholly owned subsidiary of CBOE Holdings.

On December 16, 2016, a putative class action lawsuit captioned Seung Kim, Individually and on Behalf of All Other Similarly Situated v. Bats Global Markets, Inc., Chris Concannon, Joseph Ratterman, Alan H. Freudenstein, Robert W. Jones, Jamil Nazarali, John McCarthy, Chris Mitchell, Frank Reardon and Michael Richter, Case No. 2:16-CV-02817-DDC-KGG (the “Merger Litigation”) was filed in the United States District Court for the District of Kansas. The Merger Litigation relates to the Merger Agreement and the definitive proxy statement filed with the United States Securities and Exchange Commission (the “SEC”) on December 12, 2016 (the “Proxy Statement”) in connection with the Merger.

Bats believes that the claims asserted in the Merger Litigation are without merit and intends to defend against the Merger Litigation vigorously. However, in order to moot plaintiffs’ unmeritorious disclosure claims, alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to its stockholders, Bats has determined to voluntarily supplement the Proxy Statement as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Bats specifically denies all allegations in the Merger Litigation that any additional disclosure was or is required.

Supplemental Disclosures.

The following disclosures supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the disclosures contained in the Proxy Statement, which should be read in its entirety. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

The disclosure under the heading “Selected Comparable Company Analysis—Bats” is hereby supplemented by adding the following table on page 146 of the Proxy Statement immediately before the existing table on page 146 of the Proxy Statement:

Selected Comparable Companies (Bats)	2016E P/E Ratio	2017E P/E Ratio
Intercontinental Exchange Inc.	20.4x	18.0x
Nasdaq, Inc.	19.0x	16.6x
London Stock Exchange Group plc	23.9x	20.3x
Deutsche Börse AG	16.8x	15.1x

The disclosure under the heading “Selected Comparable Company Analysis—CBOE Holdings” is hereby supplemented by adding the following table on page 147 of the Proxy Statement immediately before the second existing table on page 147 of the Proxy Statement:

Selected Comparable Companies (CBOE Holdings)	2016E P/E Ratio	2017E P/E Ratio
CME Group Inc.	24.6x	22.8x
MarketAxess Holdings Inc.	53.7x	44.3x
Intercontinental Exchange Inc.	20.4x	18.0x
Nasdaq, Inc.	19.0x	16.6x
London Stock Exchange Group plc	23.9x	20.3x
Deutsche Börse AG	16.8x	15.1x

The disclosure under the heading “Selected Precedent Transaction Analysis” is hereby supplemented by amending and restating the first table on page 149 of the Proxy Statement to read as follows:

Date	Acquiror	Target	Price / NTM Earnings Multiple
12/20/12	Intercontinental Exchange	NYSE Euronext	14.8x
07/09/12	Thomson Reuters	FX Alliance	22.5x
04/01/11	Nasdaq OMX-ICE	NYSE Euronext	16.3x
10/25/10	Singapore Exchange Ltd.	ASX Ltd.	22.9x
04/30/10	Intercontinental Exchange	Climate Exchange	62.8x
03/17/08	CME Group Inc.	NYMEX Holdings, Inc.	27.1x
12/10/07	TSX Group Inc.	Montreal Exchange Inc.	33.3x
08/17/07	Borse Dubai	OMX	31.7x
05/25/07	Nasdaq Stock Market Inc.	OMX AB	24.4x
04/30/07	Eurex	International Securities Exchange	37.7x
10/17/06	CME	CBOT	56.8x
03/27/06	Australian Stock Exchange	Sydney Futures Exchange	23.0x
04/20/05	NYSE	Archipelago	20.4x

The disclosure under the heading “Accretion/Dilution Analysis” on page 152 of the Proxy Statement is hereby supplemented by amending and restating the paragraph to read as follows:

Accretion / Dilution Analysis

Barclays reviewed and analyzed the pro forma impact of the merger on CBOE Holdings’ projected adjusted EPS for each of calendar years 2017, 2018 and 2019 using (i) the Bats scenario two financial projections, as extrapolated, (ii) the adjusted CBOE Holdings financial projections, as extrapolated, and (iii) the estimated synergies (assuming the year three estimated GAAP synergies of $50.0 million would be realized beginning in calendar year 2017). With respect to the pro forma adjusted EPS of CBOE Holdings (excluding the amortization of acquisition related intangibles), Barclays noted that pro forma adjusted EPS would be 33.0%, 34.0% and 31.0% accretive to CBOE Holdings’ standalone adjusted EPS for each of calendar years 2017, 2018 and 2019, respectively. An alternative analysis was also performed assuming that the actual GAAP synergies would be $15.0 million in 2017, $35.0 million in 2018 and $50.0 million in 2019, per Bats and CBOE Holdings management. Barclays noted that in this alternative analysis the pro forma adjusted EPS would be 25.8%, 31.2% and 31.0% accretive to CBOE Holdings’ standalone adjusted EPS for each of the 2017, 2018 and 2019 calendar years, respectively.

The disclosure under the heading “Bats Scenario One Financial Projections” is hereby supplemented and revised by amending and restating the first table and related disclosure on page 417 of the Proxy Statement to (i) replace the line item for “EBIT” with a line item for “EBITA”, (ii) replace the line item for “Net Income” with a line item for “Adjusted Net Income”, (iii) add footnotes (4) and (5) to the first table on page 417, as shown below, and (iv) include a reconciliation to net income for certain line items shown in the Bats Scenario One Financial

Projections. The first table and related disclosure on page 417 of the Proxy Statement is amended and restated to read as follows:

Bats Scenario One Financial Projections(1)	Fiscal Year Ending December 31,
(unaudited)	2016E(7)	2017E	2018E	2019E	2020E	2021E
	(in millions)
Net Revenue(2)	$436	$478	$516	$562	$602	$640
EBITDA(3)	$258	$308	$341	$380	$410	$437
EBITA(4)	$243	$290	$325	$362	$387	$414
Adjusted Net Income(5)	$142	$184	$206	$229	$245	$262
Unlevered Free Cash Flow(6)	$134	$109	$151	$224	$240	$257

(1)	This table contains financial measures that are not calculated or presented in accordance with GAAP. Those financial measures are referred to as “Non-GAAP.” Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Bats may not be comparable to similarly titled amounts used by other companies.

(2)	Net Revenue is defined as revenues less cost of revenues.

(3)	EBITDA is defined as income before interest, income taxes, depreciation and amortization.

(4)	EBITA is defined as income before interest, income taxes and amortization.

(5)	Adjusted Net Income is defined as net income adjusted for amortization and interest, net of the income tax effects of these adjustments.

(6)	Unlevered Free Cash Flow is defined as net income plus depreciation less tax benefit cost, capital expenditures and change in working capital.

(7)	Includes actual results through June 30, 2016.

Set forth in the table below is a reconciliation of Adjusted Net Income, EBITDA, EBITA and Unlevered Free Cash Flow, as included in the Bats Scenario One Financial Projections, to Net Income for the periods indicated below:

	Fiscal Year Ending December 31,
	2016E	2017E	2018E	2019E	2020E	2021E
	(in millions)
Net Income	$104	$152	$178	$205	$222	$241
Amortization	27	23	19	16	16	16
Interest	37	27	23	23	20	18
Income tax impact of adjustments	-26	-18	-14	-15	-13	-13
Adjusted Net Income	$142	$184	$206	$229	$245	$262

Net Income	$104	$152	$178	$205	$222	$241
Amortization	27	23	19	16	16	16
Interest	37	27	23	23	20	18
Income tax provision	75	88	105	118	129	139
EBITA	$243	$290	$325	$362	$387	$414
Depreciation	15	18	16	18	23	23
EBITDA	$258	$308	$341	$380	$410	$437

Adjusted Net Income	$142	$184	$206	$229	$245	$262
Depreciation	15	18	17	18	23	23
Income tax benefit cost	0	-70	-50	0	0	0
Capital expenditures (purchases of property and equipment)	-18	-18	-17	-18	-23	-23
Change in working capital (changes in operating assets and liabilities)	-5	-5	-5	-5	-5	-5
Unlevered Free Cash Flow	$134	$109	$151	$224	$240	$257

The disclosure under the heading “Bats Scenario Two Financial Projections” is hereby supplemented and revised by amending and restating the first table and related disclosure on page 418 of the Proxy Statement to (i) replace the line item for “EBIT” with a line item for “EBITA”, (ii) replace the line item for “Net Income” with a line item for “Adjusted Net Income”, (iii) add footnotes (4) and (5) to the first table on page 418, as shown below, and (iv) include a reconciliation to net income for certain line items shown in the Bats Scenario Two Financial Projections. The first table and related disclosure on page 418 of the Proxy Statement is amended and restated to read as follows:

Bats Scenario Two Financial Projections(1)	Fiscal Year Ending December 31,
(unaudited)	2016E(7)	2017E	2018E	2019E	2020E	2021E
	(in millions)
Net Revenue(2)	$436	$475	$508	$548	$583	$616
EBITDA(3)	$257	$305	$334	$367	$391	$413
EBITA(4)	$243	$287	$317	$348	$368	$390
Adjusted Net Income(5)	$142	$181	$201	$220	$233	$247
Unlevered Free Cash Flow(6)	$134	$107	$146	$215	$228	$242

(1)	This table contains financial measures that are not calculated or presented in accordance with GAAP. Those financial measures are referred to as “Non-GAAP.” Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Bats may not be comparable to similarly titled amounts used by other companies.

(2)	Net Revenue is defined as revenues less cost of revenues.

(3)	EBITDA is defined as income before interest, income taxes, depreciation and amortization.

(4)	EBITA is defined as income before interest, income taxes and amortization.

(5)	Adjusted Net Income is defined as net income adjusted for amortization and interest, net of the income tax effects of these adjustments.

(6)	Unlevered Free Cash Flow is defined as net income plus depreciation less tax benefit cost, capital expenditures and change in working capital.

(7)	Includes actual results through June 30, 2016.

Set forth in the table below is a reconciliation of Adjusted Net Income, EBITDA, EBITA and Unlevered Free Cash Flow, as included in the Bats Scenario Two Financial Projections, to Net Income for the periods indicated below:

	Fiscal Year Ending December 31,
	2016E	2017E	2018E	2019E	2020E	2021E
	(in millions)
Net Income	$104	$150	$174	$196	$210	$225
Amortization	27	23	19	16	16	16
Interest	37	27	23	23	20	18
Income tax impact of adjustments	-26	-19	-15	-15	-13	-12
Adjusted Net Income	$142	$181	$201	$220	$233	$247

Net Income	$104	$150	$174	$196	$210	$225
Amortization	27	23	19	16	16	16
Interest	37	27	23	23	20	18
Income tax provision	75	87	101	113	122	131
EBITA	$243	$287	$317	$348	$368	$390
Depreciation	14	18	17	19	23	23
EBITDA	$257	$305	$334	$367	$391	$413

Adjusted Net Income	$142	$181	$201	$220	$233	$247
Depreciation	14	18	17	19	23	23
Income tax benefit cost	0	-70	-50	0	0	0
Capital expenditures (purchases of property and equipment)	-17	-17	-17	-19	-23	-23
Change in working capital (changes in operating assets and liabilities)	-5	-5	-5	-5	-5	-5
Unlevered Free Cash Flow	$134	$107	$146	$215	$228	$242

Cautionary Statements Regarding Forward-Looking Information

This Current Report contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings and Bats, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding post-closing integration or optimization of the combined businesses, anticipated synergies and the expected benefits of the proposed transaction. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE Holdings’ ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE Holdings’ shares to be issued in the transaction; disruptions of CBOE Holdings’ and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE Holdings’ and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE Holdings and Bats following announcement of the proposed transaction; and other factors described in CBOE Holdings’ annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus in connection with its initial public offering, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE Holdings and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: CBOE Holdings’ ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE Holdings and Bats operate; CBOE Holdings’ and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE Holdings’ or Bats’ exchanges; each of CBOE Holdings’ and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE Holdings’ and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE Holdings’ and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE Holdings nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This Current Report is being made in respect of the proposed merger transaction involving CBOE Holdings and Bats. The issuance of shares of CBOE Holdings common stock in connection with the proposed merger will be submitted to the stockholders of CBOE Holdings for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties have filed relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which has been mailed to CBOE Holdings stockholders and Bats stockholders. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE HOLDINGS AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Bats and CBOE Holdings through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE Holdings, Bats, their respective directors and executive officers, certain other members of CBOE Holdings’ and Bats’ respective management and certain of CBOE Holdings’ and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus in connection with its initial public offering, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BATS GLOBAL MARKETS, INC.

	By:	/s/ Eric Swanson
Eric Swanson
Executive Vice President and General Counsel
Date: January 6, 2017